07028541

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC MAIL PROCESSING SECTION RECEIVED DEC 0 6 2007 WASH, D.C. 209

1 December 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R Gerrard

Robert Gerrard
Company Secretary

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

dlw 12/10

{CW 00029762}

GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC MAIL PROCESSING
RECEIVED
DEC 06 2007
WASH. D.C. 209 SECTION

2 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 74,360 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	74,360
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	74,360 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 November 2007

		Number	Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,420,826,828	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,021,063	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

REC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2007
209

6 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 140,288 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	140,288
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

8,000 @ $4.74 per share
127,160 @ $5.63 per share
5,128 @ $8.20 per share

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

6 November 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,420,967,116	Ordinary fully paid shares

{OWB 00012195}

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,880,775	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	
18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19 Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{OWB 00012195}

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 6 2007
WASH. D.C.
209

7 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 80,909 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029545}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	80,909
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029545}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	60 @ $4.74 per share 5,000 @ $5.27 per share 65,450 @ $5.63 per share 2,835 @ $6.09 per share 5,000 @ $7.08 per share 2,564 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,421,048,025	Ordinary fully paid shares

{SLM 00029545}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,799,866	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00029545}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

{SLM 00029545}

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

MAIL PROCESSING SECTION
RECEIVED
DEC 06 2007
WASH. D.C.
209

8 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

CHEP ASIA-PACIFIC AGREEMENT WITH WOOLWORTHS LIMITED

Attached is an announcement regarding the above.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

(CLV 00029557)

CHEP

Media release
8 November 2007

CHEP Asia-Pacific Agreement with Woolworths Limited

CHEP, a Brambles Company (ASX:BXB), announced today a six-year service agreement with Australia's leading fresh food retailer Woolworths Limited.

Under the agreement, CHEP will supply and manage its specially designed collapsible produce crates to Woolworths' Vendors who will exclusively provide Produce packed in the new crates to Woolworths supermarkets across Australia and New Zealand.

The President of CHEP Asia-Pacific, Howard Wigham, said the agreement was the largest in the history of CHEP in the Asia-Pacific region, and would double CHEP's Fresh business.

"This agreement will set a benchmark in supply chain efficiency, safety and environmental performance, placing leading edge foldable crates into Australia's fresh produce supply chain delivering best in class performance for the first time," Mr Wigham said.

"It covers the supply, tracking, retrieval and inspection of used crates, and the repairing, washing and relocating of the crates for their next use.

"The reusable, returnable and recyclable crates will carry produce from farm to supermarket shelves."

Mr Wigham said CHEP Asia-Pacific searched the globe to develop a fresh produce system that delivers optimal value, helps reduce OH&S risks associated with manual handling, is environmentally efficient and protects the quality of produce from the farm to the supermarket shelf.

As part of the undertaking, CHEP will upgrade its crate-washing service centre network with recycling systems that cut water usage and sewer discharge by up to 90 per cent.

"This major initiative will help us work towards our vision of leaner, greener and safer supply chain solutions across Asia-Pacific," Mr Wigham said.

CHEP Asia-Pacific Head Office
Level 6 Building C, 11 Talavera Road, North Ryde NSW 2113
Phone (02) 9856 2437 Fax (02) 9856 2404 PO Box 617, North Ryde NSW 1670
WWW.CHEP.COM

CHEP Australia Ltd
A Brambles Company
ABN 11 117 266 323

Contact:
Cate Binet
Manager, Brand and Communications
CHEP Asia-Pacific
T: + 61 2 9856 2450

About CHEP

CHEP offers managed, returnable and reusable packaging solutions to companies across the globe. Since 1956, our technology and know-how has helped some of the world's best known brands including Procter & Gamble, SYSCO, Kellogg's, Kraft, Nestle, Ford and GM get to market.

Our supply chain solutions help customers store, protect and move goods from production to point of consumption in a safe, cost efficient and environmentally sound way. Whether moving raw materials, meat, fresh food, bulk liquids, car parts, or consumer goods, we apply the technology and thinking to make goods movement leaner, greener and safer. Our solutions lower customers' supply chain and bottom line costs and reduce operational risks. Using CHEP, customers can better focus their valuable resources on their core business. With a pool of over 280 million pallets and containers worldwide, CHEP has more than 7,700 employees and operates in 44 countries. For more information about CHEP, please visit: www.chep.com.

Backgrounder
8 November 2007

Key Facts - At a Glance

- Outsourced pooling contract over six years beginning in June 2008 (New Zealand) and August 2008 (Australia)
- More than 50 million crates a year across Australia and New Zealand
- Doubles CHEP's business in the fresh food sector
- Result of Woolworths comprehensively reviewing a number of submissions from around the globe and deciding on CHEP's world best practice crate solution

What It Means for the fresh produce supply chian

Reduced costs
- Reduced transportation costs - reduced folded height of crate saves 40 per cent reverse logistics costs
- Reduced manufacturing and maintenance expense resulting in lower end to end costs
- Potential for reduced process management costs if RFID tracking is implemented

Reduced risk
- A single pooling solution for Produce throughout Woolworths supply chain means simplification and risk-free systems
- Improved safety performance through improved crate handling design features

Improved Consumer Experience
- Products protected in transit, from gate to supermarket shelf – produce is fresher for longer
- Less handling minimises damage
- Tested and proved crate durability and stock protection

Tontarelli Crate

Improved handling, efficiency and safety
- Improved environmental benefits:
  - 100 per cent virgin resin crates deliver food grade utility with better environmental outcomes compared to cardboard
  - Water recycling systems at CHEP's crate-washing facilities have cut water usage and sewer discharge by up to 90%

- Scalloped walls maximise capacity
- Improved latching mechanism
- maximised cubing for return of empties
- Interlocking design for load stability

CHEP Asia-Pacific Head Office
Level 6 Building C, 11 Talavera Road, North Ryde NSW 2113
Phone (02) 9856 2437 Fax (02) 9856 2404 PO Box 617, North Ryde NSW 1670
WWW.CHEP.COM

CHEP Australia Ltd
A Brambles Company
ABN 11 117 266 323

CHEP™

- Larger handholds make it easier to lift and handle
- Knock down latch with lead in channel eases assembly and minimises damage

CHEP Asia-Pacific Head Office
Level 6 Building C, 11 Talavera Road, North Ryde NSW 2113
Phone (02) 9856 2437 Fax (02) 9856 2404 PO Box 617, North Ryde NSW 1670
WWW.CHEP.COM

CHEP Australia Ltd
A Brambles Company
ABN 11 117 266 323

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

12 November 2007

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2007
WASH. D.C.
209

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 107,930 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029585}

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	107,930
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029585}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	100,980 @ $5.63 per share 540 @ $6.09 per share 6,410 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,421,155,955	Ordinary fully paid shares

{SLM 00029585}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,691,936	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00029585}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00029585}

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00029585}

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC MAIL PROCESSING
RECEIVED
DEC 06 2007
WASH, D.C.
209 SECTION

14 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 81,452 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	81,452
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	81,452 @ $4.75 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 November 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,421,237,407	Ordinary fully paid shares

{OWB 00012195}

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,610,484	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{OWB 00012195}

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC MAIL PROCESSING
RECEIVED
DEC 06 2007
WASH. D.C. 209 SECTION

15 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 67,874 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,874
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	61,710 @ $5.63 per share 3,600 @ $6.09 per share 2,564 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 November 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,421,305,281	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,542,610	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company secretary) Date: 15 November 2007

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 November 2007

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2007
WASH. D.C.
209

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

For Announcement to the Market

In accordance with Listing Rule 3.13.3, we attach the addresses to be delivered by Mr Don Argus, Chairman, and Mr Michael Ihlein, Chief Executive Officer, at the Brambles Limited Annual General Meeting, to be held at the Hilton Hotel, 190 Elizabeth Street, Brisbane commencing at 10.00 am this morning.

Also attached are copies of the slides to be used during the presentations.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

(CLV 00029620)

Brambles

Brambles Limited 2007 Annual General Meeting

Addresses delivered by
Mr Don Argus AO and Mr Michael Ihlein, Chief Executive Officer

16 November 2007

[Don Argus AO]

Ladies and gentlemen, Brambles has again delivered strong financial results.

We will discuss our performance in US dollars, because that is the currency we report in.

In the 2007 financial year, Brambles' sales grew by 6%, comparable operating profit increased by 17% and profit after tax and before special items rose by 32%.

Cash flow from operations increased from US$763 million to US$838 million and capital management was a major focus during the year.

Since March 2006, Brambles has utilised US$3.4 billion in various capital management initiatives. This has included US$2.1 billion in on-market share buy-backs, US$1 billion utilised in the cash alternative undertaken as part of Unification and US$300 million paid to shareholders by way of a special dividend. As a consequence of these various initiatives, Brambles now has a more appropriately structured balance sheet. Net debt at 30 June 2007 was US$2 billion, up from US$900 million at 31 December 2006 and consistent with a solid investment grade credit.

We expect our strong cash generation to continue in 2008 and later at this meeting we shall seek your approval to refresh our on-market share buy-back authorisation.

The buy-back resolution, if passed, would provide Brambles with flexibility in implementing its ongoing capital management initiatives, with a view to achieving and maintaining an appropriately structured balance sheet.

Compared to other mechanisms for returning surplus capital, an on market buy-back offers a simple and flexible tool whereby shares can be purchased when and if opportunities arise, with few implementation costs.

Furthermore, an on-market buy-back will have a more favourable earnings per share impact than a pro-rata capital return or dividend, due to the purchase and subsequent cancellation of shares under the buy-back.

It is important to stress that we shall also continue to look for opportunities to invest capital in our existing business to support the growth strategy that Mike Ihlein will outline shortly.

The Board was pleased to declare a final dividend for the 2007 financial year of 17.0 Australian cents, a 26% increase over last year's final dividend of 13.5 Australian cents.

If you take into account this year's interim dividend of 13.5 Australian cents – which was brought forward, due to Unification, and paid as part of last year's special dividend – then this year's effective total dividend was 30.5 Australian cents. This is an increase of 22% over 2006.

The strong lift in dividend is a reflection of the Board's continued confidence in the quality and profitable growth prospects of CHEP and Recall.

Brambles again expects to generate solid free cash flow in 2008.

Generating free cash flow while growing our business and paying higher dividends is a great outcome for shareholders and Brambles is committed to delivering the appropriate balance of investment for growth and capital management initiatives.

While we are proud of our financial performance, we are also ensuring that we manage social, ethical, environmental and other non-financial drivers so that we can build a stable, sustainable and resilient company.

The management team has again significantly improved safety across Brambles with regard to the two key industry measures of safety. The Lost Time Injury Frequency Rate improved by 35% compared with last year and the Lost Time Injury Severity Rate improved by 32%. The Lost Time Injury Severity Rate has improved by 84% since we began measuring it in 2003. This is a good result that reflects our continuing commitment to safety at Brambles.

There is, however, only one acceptable bottom line when it comes to safety – and that is Zero Harm. All of us at Brambles are working hard to achieve this goal.

On the screen behind me you can see some of our achievements in corporate responsibility and sustainability. These include our listing in both the Dow Jones Sustainability Index and FTSE4 Good Index, two of the most authoritative international guides for socially responsible investors.

Overall, on a life cycle basis, we believe that Brambles is one of the few companies that has a positive net impact on the environment. The CHEP pallet pooling model reduces the use of wood and CHEP also recycles scrap pallets, containers and crates for uses including mulch, fuel and animal bedding. Recall collects, shreds and sends for recycling about 200,000 tonnes of paper each year – the equivalent of three million trees.

We continue to improve our greenhouse gas, energy and transport fuel intensity performance and the details are provided in the Corporate Social Responsibility Report in this year's Annual Report.

Brambles also continued to put something back into the communities in which it operates by supporting a broad range of organisations around the world through the Brambles Community Reach program.

This program provided US$500,000 in grants during the year to help our people to support causes that benefit health, the environment or safety.

Brambles continues to support the Prostate Cancer Foundation of Australia, the Sydney Breast Cancer Foundation and Clean Up The World, an organisation that mobilises 35 million people in more than 100 countries "to clean up, fix up and conserve their environment".

This year, we further strengthened our commitment to the environment, and the effects of climate change, by forming a partnership with the Great Barrier Reef Foundation's ZooX Fund.

Specifically, we are supporting a project that will map in fine detail all the known pressures on the Great Barrier Reef, providing the Reef's managers with the information they need to target resources towards protecting corals and reefs that are under stress.

We are proud of the way our people have not only driven the operational and financial performance of Brambles this year, but also the way in which they continue to support their local communities.

I would now like to tell you how we see the outlook for Brambles.

In the four months to the end of October, the sales and profit performance of both CHEP and Recall was ahead of the comparative period in the previous year, with all regions performing in line with our expectations.

CHEP achieved like-for-like sales growth of 6% in the four month period, led by CHEP Americas where sales were up 9%. CHEP Europe sales increased 2%, while CHEP Rest of World sales

rose 8%.

In the same period, Recall delivered sales growth of 9%.

The outlook for Brambles remains very positive, with both CHEP and Recall expected to deliver another year of solid sales growth.

Profit growth for the full year for both CHEP and Recall is expected to be strong.

It is expected that CHEP Americas will continue its very good performance and that CHEP Europe will deliver a significant profit improvement. CHEP Rest of World is also performing well.

Overall, Brambles expects to deliver another year of strong profit in 2008.

The Board is confident of the positive outlook for our business, notwithstanding ongoing volatility in global capital markets, because of the strength of CHEP's business model and the breadth and quality of our customer base.

Before handing over to Mike, I would like to comment on recent speculation regarding Brambles.

Under normal circumstances, it is not the policy of the Board or senior management of Brambles to comment on speculation regarding the intentions of any shareholder.

However, given the external commentary regarding the aspirations of two publicly listed entities and shareholders of Brambles, it is appropriate that I inform all shareholders and the market of what has occurred.

In a series of announcements, the first of which was on the 8th of August 2007, Brambles notified the market that it had become aware of the acquisition of Brambles' shares by each of Asciano Group and the Toll Group.

In all the circumstances, the Board considered that this was information which shareholders would have expected to be made known to the market as a whole.

Brambles representatives have sought confirmations from Asciano and Toll as to their intentions on several occasions on and since the 8th of August.

There have also been meetings with representatives of Toll on three occasions since that date, and with representatives of Asciano on one occasion.

No non-public information concerning Brambles was discussed with Toll or Asciano in those meetings.

With regards to Toll, an initial meeting took place at the request of Toll's Chairman on 23 August. This meeting was attended by me and Brambles' Company Secretary, Craig van der Laan. On the Toll side, the meeting was attended by Toll's former Chairman, Mr John Moule, Toll's CEO, Mr Paul Little, and Toll's CFO, Mr Neil Chatfield.

Subsequently, on 18 September, Mike Ihlein, Dave Mezzanotte and Craig van der Laan met with Toll's Mr Little and Mr Chatfield and Toll's Director of M&A, Mr Stephen Stanley.

Finally, on 28 September, again at the request of Toll, Craig van der Laan and I again met with Mr Little and Mr Chatfield.

No offer of any nature was received from Toll in these meetings, and we have heard nothing from Toll since 28 September. To repeat, at no point have we shared any non-public information with Toll.

With regards to Asciano, on Friday 9 November, at the request of Asciano, the Company Secretary and I met with Asciano Chairman Tim Poole and Asciano CEO, Mark Rowsthorn.

Following the meeting, Asciano lodged an announcement with the Australian Securities Exchange stating it had "no current intention of making a takeover bid for Brambles".

Asciano also advised that "it presently intends to retain its 4.09% shareholding in Brambles".

As is the case with Toll, at no point have we shared any non-public information with Asciano.

While various public comments and suggestions have been made by Mr Little and Mr Rowsthorn in recent times about Brambles, each of the discussions we have held with them has been general in nature and no offer of any nature has been received from either Toll or Asciano.

Moreover, no suggestion has been made by Toll or Asciano which has not been considered in our own strategic review and the Board does not believe it would be in shareholders' interests to add lower growth, lower margin assets to our portfolio.

The Board believes that no value uplift for Brambles' shareholders is apparent from the suggestions that have been made, over and above the value which will be delivered under Brambles' current strategic direction.

We will continue to keep our shareholders fully appraised of any developments and assure you that we will not engage with any proposal which does not enhance value for Brambles shareholders.

I would now like to ask your Chief Executive Officer, Mike Ihlein, to talk to you about our performance in 2007 and our strategy to accelerate profitable growth in all our markets.

[Mike Ihlein]

Thank you, Don, and good morning ladies and gentlemen.

It is a great honour to be here today, my first Annual General Meeting as Chief Executive Officer of Brambles.

I joined Brambles three and a half years ago, and we have undergone a massive transformation in that time.

We have successfully implemented our strategy to focus on CHEP and Recall and we are delivering excellent operational and financial performance.

Brambles now has strong foundations on which to build its future – highly valuable service offerings for our customers, a substantial and expanding customer base in existing and new markets, people with proven expertise and a strong balance sheet.

We are in an excellent position to accelerate profitable growth – and I would like to elaborate on where we see the growth opportunities. However, let me first talk about some of the operational highlights in our business that underpinned what was a great year in 2007.

Brambles delivered another year of excellent results in 2007, with both CHEP and Recall growing strongly and CHEP Americas having a particularly good year.

Some of the highlights of our performance were:

- sales revenue increasing by 6% to US$3.9 billion;
- comparable operating profit increasing by 17% to US$933 million; and
- profit after tax increasing by 32% to US$586 million.

Strong cash flow generation continued to be a feature of our performance. Cash flow from operations totalled US$838 million, an increase of US$76 million since last year. I am pleased to say that we have achieved several years of continuous improvement in this area.

Our excellent cash flow performance reflects higher profits exceeding the increase in capital

expenditure to support growth.

As many of you know, Brambles Value Added is the performance metric we use to ensure our businesses incorporate the true cost of capital in decision-making.

In 2007, BVA increased by US$121 million to a record US$471 million, reflecting a 25% return on capital invested.

Overall, our strong financial performance has further strengthened the foundations from which we will accelerate growth across our business.

In order to deliver our growth strategy, commitment to our Customers, our Markets and our People is the most important priority.

At Brambles, our first "Shared Value" is that "all things begin with the customer". It is vital that we strive to continuously improve customer service and customer satisfaction so that we maximise our growth opportunities.

CHEP services more than 300,000 customer locations around the world and Recall has in excess of 80,000 customers – and we are continuing to win new business in both new and existing markets.

In just the past few months, we have signed agreements with customers across many segments and in all our markets. Some notable examples include:

- Pepsi in Canada;
- Body Blue, a major personal care products manufacturer in the USA and Canada;
- Sofidel, a leading tissue paper manufacturer in Italy;
- Anglo Beef, a leading UK supplier of meat products;
- Woolworths, Australia's leading fresh food retailer;
- Panda, a major retailer in the Gulf Cooperative states; and
- several beverage bottlers and automotive participants in China.

We are also expanding our implementation of initiatives that build better relationships with our customers – and I will discuss this in more detail in a few minutes.

It is only three months since I first spoke to shareholders about our growth opportunities. However, we have already progressed many of these opportunities and the future is exciting.
I believe we have significant growth opportunities in all our markets – and these opportunities are in four categories.

First, there is Organic Growth – by that I mean growth in existing segments or with existing customers and in existing geographies. We have a large number of organic growth opportunities in all our existing markets. Last week, as I mentioned briefly a moment ago, our CHEP Asia-Pacific team announced a six year agreement to supply and manage the use of reusable plastic containers with Woolworths, Australia's leading fresh food retailer. This agreement is the largest in the history of CHEP Asia-Pacific and will double our reusable plastic container business in that region.

Secondly, there is what I call Organic "Plus" – this means growth in new segments in existing geographies. A good example of this in CHEP is the US beverages segment, where we have less than 20% penetration – largely because we only entered the US in the 1990s. This is obviously a big opportunity for us and our US beverages team will be pursuing this segment more aggressively. We are also intensifying our focus on other opportunities in the US, such as home improvement, food service and office supplies.

The third category of growth is Core Expansion – which is growth in new geographies. This includes the growing economies of Central and Eastern Europe. Poland, for example, has a well developed supply chain and a population of 40 million people. There is good demand from domestic consumption, but Poland also exports to Western Europe from its substantial, and growing, manufacturing base. Earlier this month, I led a team that visited Warsaw and met with some large prospective customers. I am now even more excited about the opportunities for pallet and container pooling in this part of the world. On that same visit, I spent time with our CHEP team in Germany reviewing opportunities to expand that business as well.

As you would know, we have also established our CHEP business in China and I am particularly pleased with the progress in this very exciting new market for Brambles. In addition, CHEP is also now operating in the Gulf Co-operative States, Turkey and we are setting up operations in a number of countries in Central America.

The fourth area of future growth is New Business Expansion – for example, the acquisition of related superior supply chain solutions businesses. I must stress that our growth in the medium term will be primarily organic, but we will spend more time assessing acquisition opportunities. Any such opportunity must be compelling, however, and we shall concentrate mainly on potential acquisitions that add expertise to CHEP, build on CHEP's existing capability or use CHEP's expertise to achieve operating leverage.

To achieve our goals, with existing and new customers in existing and new markets, it is vital that we have the right people.

There is no doubt that our people have driven our financial and operational success in recent years and I would like to thank them publicly this morning for their continuing commitment and hard work.

In early August, I announced a new organisation structure to provide better support and resources so that our people can deliver on our accelerated growth strategy.

I am pleased to say that Liz Doherty will join Brambles on 1 December as Chief Financial Officer. Liz is the number two finance executive at Tesco, the second largest retailer in the world, and I am delighted that she is joining the Brambles team. She has a great track record with both Tesco and Unilever and both of these companies are major CHEP customers. Liz will also be an Executive Director on the Brambles Board.

Nick Smith joined us earlier this month as Senior Vice President Human Resources and the recruitment of the three new CHEP Group Presidents is progressing well. I still expect the successful candidates to start in their roles in early 2008.

While we know we have strong foundations to support our growth strategy, we also know that we must maintain our culture of continuous improvement to ensure our future success.

A major benefit of Brambles' global footprint – we have operations in over 45 countries around the world – is that our people share best practices to take our performance to the next level.

This is epitomised by CHEP's Perfect Plant program, which draws upon expertise around the world and results in world class service centres that achieve operational excellence in cost, quality, on-time delivery and safety.

A total of 27 Perfect Plants have been commissioned over the past two years. The video you saw at the beginning of today's Annual General Meeting featured the robotics technology used at our most advanced Perfect Plant, which is located at Erskine Park in Sydney.

CHEP is also expanding its implementation of Total Pallet Management – an initiative that involves CHEP people being located at customer sites and managing our customers' pallet flows.

Total Pallet Management, known as TPM, benefits both CHEP and our customers because it increases efficiency and reduces transportation costs. It drives both cost savings and customer satisfaction. TPM was initially piloted with retailer customers in the USA and it has been so successful that 40% of pallet issues in the USA are now processed at TPM sites. We have

extended TPM to manufacturer customers, and this is also proving very successful.

We are expanding TPM internationally, adapting it to suit business conditions in Canada, Mexico, South Africa and Europe.

Our Perfect Plant and TPM programs highlight the fact that Brambles utilises cutting edge technology to add further value to the services we offer our customers.

Recall, for example, is the clear industry leader in Radio Frequency Identification technology, known as RFID. By applying RFID to its carton tracking system, Recall increases the accuracy, efficiency and speed of carton audits.

CHEP is also an industry leader in RFID technology and uses its world class information systems to deliver a range of benefits to both CHEP and its customers – for example, through complex and sophisticated systems to optimise the transport network.

At CHEP's Innovation Centre in Florida, products are continuously trialled and tested – often in partnership with our customers and suppliers.

CHEP is a pioneer in pallet and container innovation. Next year, for example, we shall introduce the Blue Step pallet into the US market. Blue Step features a new design and components made of composite materials that will result in better protection for our customers' products and reduced damage and repair costs for our pallets.

At Brambles, we know that we cannot be complacent. We are committed to continuous improvement and innovation because we want to further improve the value we offer our customers – and this is obviously an important element in our strategy to grow our business.

In conclusion, I re-iterate that we are well placed to accelerate growth from strong foundations.

By being totally committed to our Customers, our Markets and our People, we shall consolidate Brambles' position as a highly competitive, global enterprise.

We recognise the importance of delivering sustainable, double digit revenue growth over the medium to long term and this will ensure we deliver excellent returns for you – our shareholders.

Thank you very much and let me now pass you back to the Chairman.

[The Chairman then moved to the formal items]

For further information, contact:

Michael Sharp	Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles

Welcome to Brambles Limited's

2007 Annual General Meeting

Brisbane, 16 November



2007 Annual General Meeting

Don Argus AO

Chairman

Brambles

Agenda

- **Chairman's address**
- CEO's address
- Items of business
- General shareholder questions

Brambles

2007 Annual General Meeting

Brisbane, 16 November



Strong financial results

- Sales up 6%
- Comparable operating profit up 17%
- Profit after tax and before special items up 32%
- Cash flow from continuing operations increased to US$838 million

Growth % calculated on US$ constant currency basis

Extensive capital management program

- US$3.4 billion utilised in capital initiatives since March 2006
- Brambles now has a more appropriately structured balance sheet
- Strong cash generation expected to continue in 2008
- On-market share buy-back program
  - provides flexibility
  - is a simple and flexible tool
  - has a more favourable EPS impact than other capital management alternatives

Higher dividends


17.0 cents
up 26%*
30.5 cents
up 22%*
Australian cents
13.5 cents
Paid in lieu of
2007 Interim Dividend
2007 Final Dividend
Effective 2007 Total Dividend

* when compared to 2006

Corporate Social Responsibility and Sustainability

- Continued improvements in safety
- Our aim is Zero Harm
- On a life cycle basis, Brambles has a positive net impact on the environment
  - CHEP pallet pooling reduces the use of wood
  - Recall collects, shreds and recycles about 200,000 tonnes of paper each year – the equivalent of three million trees
- Continued improvements in greenhouse gas, energy and transport fuel intensity performance
- Community Reach and charitable donations

FTSE4Good

Dow Jones Sustainability Indexes
Member 2007/08

Trading update

- First four months, ahead of comparative period in 2007
- CHEP like-for-like growth of 6%
  - CHEP Americas sales up 9%
  - CHEP Europe sales up 2%
  - CHEP Rest of World sales up 8%
- Recall sales up 9%
- Outlook remains very positive
- Brambles expects to deliver strong profit growth in 2008

Brambles

2007 Annual General Meeting

Brisbane, 16 November



2007 Annual General Meeting

Mike Ihlein
Chief Executive Officer

Brambles

Operational highlights – another year of excellent results

- CHEP and Recall
  - Sales revenue up 6% to US$3.9 billion
  - Comparable operating profit up 17% to US$933 million
  - Profit after tax up 32% to US$586 million
- Excellent cash flow performance
- Brambles Value Added up US$121 million to US$471 million
- Strong financial performance further strengthened foundations from which we will accelerate growth across the business

Growth % calculated on US$ constant currency basis

Our Customers

- "All things begin with the customer"
- CHEP has recently signed agreements with:
  - Pepsi, Canada
  - Body Blue, USA and Canada
  - Sofidel, Italy
  - Anglo Beef , UK
  - Woolworths, Australia
  - Panda, Gulf Co-operative States; and
  - several beverage bottlers and automotive participants in China
- Expanding initiatives that build better relationships with our customers

Our Markets: four categories of growth

- **Organic** Existing geographies – existing segments/customers
  - *— CHEP Asia Pacific's six year RPC agreement with Woolworths*
- **Organic "Plus"** Existing geographies – new segments
  - *— Beverages in the US, current market share less than 20%*
- **Core Expansion** New geographies – existing or new segments
  - *— Central and Eastern Europe, China*
- **New Business Expansion** Acquisition of related superior supply chain solutions business
  - *— leverages CHEP or adds value to CHEP*

Our People

- New organisation structure announced in August
- Executive Leadership Team appointments
  - New CFO, Liz Doherty, joins Brambles on 1 December 2007
  - Senior Vice President Human Resources, Nick Smith, joined early November
  - Recruitment of CHEP Group Presidents progressing well

Continuous improvement

- Culture of continuous improvement will ensure future success
- Global sharing of best practices
- 27 Perfect Plants commissioned over past two years
- Total Pallet Management
  - increases efficiency
  - reduces transportation costs
  - drives both cost savings and customer satisfaction



Leading in technology and innovation

- Cutting edge technology adds further value to our customer services
- Radio Frequency Identification (RFID)
  - Recall and CHEP are industry leaders
- CHEP's Blue Step pallet
  - new design and components that will better protect customers' products and reduce pallet damage and repair costs



Accelerating Growth: Customers, Markets, People

- Totally committed to our Customers, Markets and People
- Building on our strong foundations
- Consolidating our position as a highly competitive, global enterprise
- Recognising the importance of delivering sustainable, double digit revenue growth over the medium to long term
- Delivering excellent returns to shareholders

Brambles

2007 Annual General Meeting

Brisbane, 16 November



How to ask a question

- Go to a designated microphone
- Show your blue poll card or red non-voting card
- Give the attendant your name
- Wait until you have been introduced to the meeting

Brambles

2007 Annual General Meeting

Brisbane, 16 November



Poll card


TO CAST YOUR VOTE
FOR

Brambles

How to vote (example only)

For **Against** **Abstain**

Brambles

2007 Annual General Meeting

Brisbane, 16 November



Agenda

- Chairman's address
- CEO's address
- **Items of business**
- General shareholder questions

Item 1

As an ordinary resolution

"To consider and receive the Financial Report, Directors' Report and Auditors' Report for Brambles for the year ended 30 June 2007."

Mark your poll card

	For	Against	Abstain
1. To receive the Financial Report, Directors' Report and Auditors' Report	☐	☐	☐



Proxies received

Resolution 1

To receive the Financial Report, Directors' Report and Auditors' Report

For	Discretionary	Against	Abstain
841,443,349	17,837,387*	2,127,203	35,211,995

***Includes 15,029,415 votes directed to the Chairman**

Item 2

As an ordinary resolution

"To adopt the Remuneration Report for Brambles for the year ended 30 June 2007."

Mark your poll card

	For	Against	Abstain
2. To adopt the Remuneration Report	☐	☐	☐



Proxies received

Resolution 2

To adopt the Remuneration Report

For	Discretionary	Against	Abstain
834,996,977	17,960,890*	34,374,952	9,269,291

*Includes 15,138,004 votes directed to the Chairman

2007 Annual General Meeting

Items 3 - 6

Election and Re-election of Directors

Item 3



Election of
Mr D A Mezzanotte

Brambles

Mark your poll card

	For	Against	Abstain
3. To elect Mr D A Mezzanotte to the Board of Brambles	☐	☐	☐



Brambles

Proxies received

Resolution 3

To elect Mr D A Mezzanotte to the Board of Brambles

For	Discretionary	Against	Abstain
866,211,871	**18,082,678***	**7,943,714**	**4,354,588**

***Includes 15,243,740 votes directed to the Chairman**

Brambles

2007 Annual General Meeting

Brisbane, 16 November



Item 4



Re-election of Mr S P Johns

Brambles

Mark your poll card

	For	Against	Abstain
4. To re-elect Mr S P Johns to the Board of Brambles	☐	☐	☐



Proxies received

Resolution 4

To re-elect Mr S P Johns to the Board of Brambles

For	Discretionary	Against	Abstain
873,056,568	**18,024,575***	**2,340,161**	**3,168,884**

***Includes 15,192,579 votes directed to the Chairman**

Item 5

Re-election of Mr C L Mayhew



Mark your poll card

	For	Against	Abstain
5. To re-elect Mr C L Mayhew to the Board of Brambles	☐	☐	☐



Proxies received

Resolution 5

To re-elect Mr C L Mayhew to the Board of Brambles

For	Discretionary	Against	Abstain
851,102,443	**18,029,328***	**24,249,248**	**3,202,536**

***Includes 15,197,332 votes directed to the Chairman**

Item 6

Re-election of Mr J Nasser AO



Brambles

Mark your poll card

	For	Against	Abstain
6. To re-elect Mr J Nasser AO to the Board of Brambles	☐	☐	☐



Proxies received

Resolution 6

To re-elect Mr J Nasser AO to the Board of Brambles

For	Discretionary	Against	Abstain
872,286,386	**18,691,388***	**2,451,746**	**3,153,685**

***Includes 15,859,392 votes directed to the Chairman**

Items 7 and 8

As ordinary resolutions

"That the participation by Mr M F Ihlein until 16 November 2010 in the Brambles Limited 2006 Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

"That the participation by Ms E Doherty until 16 November 2010 in the Brambles Limited 2006 Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Mark your poll card

	For	Against	Abstain
7. To approve the grant of awards to Mr M F Ihlein under the Brambles 2006 Performance Share Plan	☐	☐	☐
8. To approve the grant of awards to Ms E Doherty under the Brambles 2006 Performance Share Plan	☐	☐	☐



Proxies received

Resolution 7 and 8

To approve the grant of awards to Mr M F Ihlein under the Brambles 2006 Performance Share Plan

For	Discretionary	Against	Abstain
838,246,102	18,462,337*	35,220,511	4,605,399

***Includes 15,644,150 votes directed to the Chairman**

To approve the grant of awards to Ms E Doherty under the Brambles 2006 Performance Share Plan

For	Discretionary	Against	Abstain
838,178,548	18,481,882*	35,285,435	4,587,917

***Includes 15,663,695 votes directed to the Chairman**

Item 9

As an ordinary resolution

"That Brambles be authorised to conduct on-market buy-backs of its shares in the 12 month period following the approval of this resolution, provided that the total number of shares bought back on-market during that period does not exceed 141,903,916, being 10% of the total shares on issue in Brambles as at 12 September 2007; and that the purchase price under any such on-market buy-back does not exceed the maximum set by Australian Securities Exchange Listing Rule 7.33."

Mark your poll card

	For	Against	Abstain
9. To authorise on-market buy-backs of up to 10% of Brambles' issued share capital	☐	☐	☐



Proxies received

Resolution 9

To authorise on-market buy-backs of up to 10% of Brambles' issued share capital

For	Discretionary	Against	Abstain
872,099,611	**18,461,727***	**1,707,117**	**4,305,359**

***Includes 15,652,866 votes directed to the Chairman**

Brambles

2007 Annual General Meeting

Brisbane, 16 November



2007 Annual General Meeting

Please deposit
Poll Cards on exit

Brambles

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 November 2007

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2007
WASH. D.C.
209

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

We wish to advise that the following Directors retired from the Board of Directors of Brambles Limited on 16 November 2007:

Hans-Olaf Henkel
David Turner

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{CLV 00029620}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

SEC MAIL PROCESSING
RECEIVED
DEC 06 2007
WASH, D.C. 209 SECTION

Dear Sir

DIRECTORS' INTEREST NOTICES

In accordance with Listing Rule 3.19A.3, we attach the Final Director's Interest Notices detailing the relevant interest in the securities of Brambles Limited held by Messrs Hans-Olaf Henkel and David Turner who retired as Non-executive Directors of the Company on 16 November 2007.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{CLV 00029620}

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED ("BXB")**
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	DAVID JOHN TURNER
Date of last notice	28 JUNE 2007
Date that director ceased to be director	16 NOVEMBER 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Options over 278,300 ordinary shares exercisable at $11.24 per share Options over 540,740 ordinary shares exercisable at $7.08 per share Options over 735,832 ordinary shares exercisable at $4.75 per share Options over 665,398 ordinary shares exercisable at $4.66 per share Rights to 1,695,845 ordinary shares for wich no exercise price is payable (Performance Shares) 334,464 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Julie Anne Turner **Pershing Keen Nominees Limited**	19,094 ordinary shares 18,458 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	HANS-OLAF HENKEL
Date of last notice	30 AUGUST 2006
Date that director ceased to be director	16 NOVEMBER 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
50,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 November 2007

SEC MAIL PROCESSING
DEC 06 2007
WASH. D.C. 205 SECTION

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

FINAL POLL AND PROXY RESULTS FOR THE BRAMBLES LIMITED ANNUAL GENERAL MEETING HELD ON 16 NOVEMBER 2007

Following the Annual General Meeting of Brambles Limited held in Brisbane on 16 November 2007, we advise that each resolution set out in the Notice of Annual General Meeting was carried by the required majority.

Each resolution was determined on a poll. The results of the poll are set out in Appendix 1. The final proxy position is set out in Appendix 2.

Issued ordinary share capital as at 16 November 2007 is 1,421,305,281.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{CLV 00029620}

Appendix 1

Results of Poll on Resolutions at the Brambles Limited 2007 Annual General Meeting

Resolution	For	Against	Abstain
1	803,117,308	2,127,203	35,211,995
2	796,732,521	34,424,120	9,282,041
3	828,121,451	7,945,284	4,362,688
4	834,917,615	2,340,161	3,168,984
5	812,966,673	24,250,818	3,202,636
6	834,811,281	2,454,811	3,153,685
7	799,468,969	35,267,646	4,628,782
8	799,428,960	35,332,570	4,603,300
9	834,397,910	1,707,117	4,305,359

Appendix 2

Final Proxy Position

Resolution	For	Against	Discretionary	Abstain
1	841,443,349	2,127,203	17,837,387	35,211,995
2	834,996,977	34,374,952	17,960,890	9,269,291
3	866,211,871	7,943,714	18,082,678	4,354,588
4	873,056,568	2,340,161	18,024,575	3,168,884
5	851,102,443	24,249,248	18,029,328	3,202,536
6	872,286,386	2,451,746	18,691,388	3,153,685
7	838,246,102	35,220,511	18,462,337	4,605,399
8	838,178,548	35,285,435	18,481,882	4,587,917
9	872,099,611	1,707,117	18,461,727	4,305,359

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 October 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the above.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00029656}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	0	901,798
		LSE	0	0
		Total	0	901,798
4	Total consideration paid or payable for the shares	ASX	$0	$11,018,889
		LSE	£0	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	na	na	highest price paid:	$12.27	na
	date:	na	na			
	lowest price paid:	na	na	lowest price paid:	$12.14	na
	date:	na	na			
				highest price allowed under rule 7.33:	$12.89	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	141,002,118

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21/11/07
Company secretary

Print name: Craig van der Laan de Vries

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 November 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED - CORRECTION

Attached is the Daily share-buyback notice relating to the above.

This notice is lodged purely to amend the incorrect date shown on the cover page of the notice lodged earlier today.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00029656}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	0	901,798
		LSE	0	0
		Total	0	**901,798**
4	Total consideration paid or payable for the shares	ASX	$0	$11,018,889
		LSE	£0	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	na	na	highest price paid:	$12.27	na
	date:	na	na			
	lowest price paid:	na	na	lowest price paid:	$12.14	na
	date:	na	na	highest price allowed under rule 7.33:	$12.89	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	141,002,118

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21/11/07
Company secretary

Print name: Craig van der Laan de Vries

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC MAIL PROCESSING
RECEIVED
DEC 06 2007
WASH, D.C. 209 SECTION

21 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 73,270 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	73,270
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	69,190 @ $5.63 per share 4,080 @ $6.09 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,421,378,551	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,469,340	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

{OWB 00012195}

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2007
WASH. D.C.
209

21 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 500,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029667}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	500,000 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 November 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,421,878,551	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,969,340	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

MAIL PROCESSING SECTION
RECEIVED
DEC 06 2007

Brambles

22 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 900,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029678}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	900,000
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	406,155 @ $0.00 per share 493,845 @ $4.66 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 November 2007

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,422,778,551	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,069,340	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00029678}

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{SLM 00029678}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00029678}

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{SLM 00029678}

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00029678}

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC MAIL PROCESSING
RECEIVED
DEC 06 2007
WASH, D.C. 209 SECTION

23 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 473,747 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029685}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	473,747
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	171,553 @ $4.66 per share 228,447 @ $4.75 per share 46,339 @ $5.63 per share 26,126 @ $6.09 per share 1,282 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,423,252,298	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,568,831	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

MAIL PROCESSING SECTION
RECEIVED
DEC 0 6 2007
WASH. D.C.
209

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

26 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 742,078 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029697}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	742,078
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029697}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	507,385 @ $4.75 per share 234,693 @ $7.08 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,423,092,578	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,826,753	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00029697}

+ See chapter 19 for defined terms.

MAIL PROCESSING SECTION
RECEIVED
DEC 0 6 2007

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

27 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 762,909 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029697}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	762,909
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029697}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	456,862 @ $0.00 per share 306,047 @ $7.08 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,423,855,487	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,638,844	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00029697}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{SLM 00029697}

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00029697}

+ See chapter 19 for defined terms.

RECEIVED
PROCESSING
DEC 06 2007
209
SECTION

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 November 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 3,740 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,740
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,740 @ $5.63 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,423,859,227	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,886,605	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 November 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

DEC 0 6 2007
PROCESSING SECTION

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 November 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the above.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00029726}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	901,798	195,000
		LSE	0	0
		Total	901,798	195,000
4	Total consideration paid or payable for the shares	ASX	$11,018,889	$2,387,463
		LSE	£0	£0

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$12.27	na	highest price paid:	$12.27	na
	date:	20-Nov-07	na			
	lowest price paid:	$12.14	na	lowest price paid:	$12.20	na
	date:	20-Nov-07	na	highest price allowed under rule 7.33:	$12.96	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	140,807,118

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/11/07
Company secretary

Print name: Craig van der Laan de Vries

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Result of AGM
Released	07:00 16-Nov-07
Number	8663H

RNS Number:8663H
Brambles Limited
16 November 2007

Brambles Limited
ABN 89 118 896 021

RESULTS OF ANNUAL GENERAL MEETING
HELD ON 16 NOVEMBER 2007

Following the Annual General Meeting of Brambles Limited held in Brisbane on 16 November 2007, we advise that each resolution set out in the Notice of Annual General Meeting was carried by the required majority.

Each resolution was determined on a poll. The results of the poll are set out in Appendix 1. The final proxy position is set out in Appendix 2.

Issued ordinary share capital as at 16 November 2007 is 1,421,305,281.

In accordance with Listing Rule 14.3.6(2)R, two copies of the resolutions passed have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document Viewing Facility.

Appendix 1

Results of Poll on Resolutions at the Brambles Limited 2007 Annual General Meeting

Resolution	For	Against	Abstain
1	803,117,308	2,127,203	35,211,995
2	796,732,521	34,424,120	9,282,041
3	828,121,451	7,945,284	4,362,688
4	834,917,615	2,340,161	3,168,984
5	812,966,673	24,250,818	3,202,636
6	834,811,281	2,454,811	3,153,685
7	799,468,969	35,267,646	4,628,782
8	799,428,960	35,332,570	4,603,300
9	834,397,910	1,707,117	4,305,359

Appendix 2

Final Proxy Position

Resolution	For	Against	Discretionary	Abstain
1	841,443,349	2,127,203	17,837,387	35,211,995

Australian Securities & Investments Commission

DEC 06 2007

I - lodged 28/11/07
1E3876643

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of Address
A2 Change of name - office holders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure table
C4 Changes to register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company Details

Company Name: Brambles Limited

Refer to guide for information about corporate key

ACN/ABN: 118 896 021

Corporate key: 53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable): 18209

Telephone number: 02 9256 5222

Postal address:
GPO Box 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet:

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name: Robert Nies Gerrard

Capacity
- [ ] Director
- [x] Company Secretary

Signature: R. Gerrard

Date signed: 27/11/07 [DD] [MM] [YY]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
EMail info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperate for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Person alternate for

Date officeholder ceased

Date of change

16 / 11 / 07
[DD] [MM] [YY]

Name

The name of the ceased officeholder is

Family name: Henkel

Given names: Hans-Olaf

Date of Birth

14 / 03 / 40
[DD] [MM] [YY]

Place of birth (town/city): Hamburg

(state/country): Germany

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperate for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Person alternate for

Date officeholder ceased

Date of change

16 / 11 / 07
[DD] [MM] [YY]

Name

The name of the ceased officeholder is

Family name: Turner

Given names: David John

Date of Birth

07 / 02 / 45
[DD] [MM] [YY]

Place of birth (town/city): Birkenhead

(state/country): United Kingdom

Australian Securities & Investments Commission

DEC 0 6 2007

209 SECTION PROCESSING

Express Post 21/11/07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
89 118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
19/11/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	REFER TO ANNEXURE MARKED 'A'		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 5 / 1 0 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 19/11/2007

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	13,949	0.00	0.00
ORD	76,670	5.63	0.00
ORD	5,128	8.20	0.00
ORD	1,616	4.74	0.00
ORD	1,740	6.09	0.00
ORD	63,580	5.63	0.00
ORD	19,230	8.20	0.00
ORD	216	4.74	0.00
ORD	3,768	6.09	0.00
ORD	8,316	0.00	0.00
ORD	60	4.74	0.00
ORD	5,000	5.27	0.00
ORD	65,450	5.63	0.00
ORD	2,835	6.09	0.00
ORD	5,000	7.08	0.00
ORD	2,564	8.20	0.00
ORD	100,980	5.63	0.00
ORD	540	6.09	0.00
ORD	6,410	8.20	0.00

END